
March 19, 2014

<u>Via E-mail</u>
Mr. Justin Jarman
Chief Executive Officer
Wild Craze, Inc.
962 Shine Ave.
Myrtle Beach, SC 29577

      Re: **Wild Craze, Inc.**
               Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
               Filed April 24, 2013
               Form 8-K filed March 4, 2013
               File No. 0-53161

Dear Mr. Jarman:

      We issued a comment on the above captioned filings on November 14, 2013**.** On February 27, 2014**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      We note your response to our prior comment dated March 19, 2014 and we acknowledge your intention to file the audited financial statements for your two acquisitions as soon as practicable. We are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

      Until you file these financial statements, we will not declare effective any registration statements or post-effective amendments. Further, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director